Shanda Reports Fourth Quarter and Full Year 2008 Unaudited Results

●	Fourth Quarter 2008 Net Revenues Increased 8.4% QoQ to US$148.5
Million, Operating Income Increased 8.3% QoQ to US$60.4 Million,
Diluted Earnings per ADS US$0.72
●	Full Year 2008 Net Revenues Increased 44.7% YoY to US$522.2 Million, Operating Income Increased 43.9% YoY to US$211.0 Million, Diluted Earnings per ADS US$2.52

Shanghai, China—February 26, 2009—Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2008.

Fourth Quarter 2008 Highlights(1)

•	Consolidated net revenues increased 42.1% year-over-year and 8.4% quarter-over-quarter to RMB1,015.2 million (US$148.5 million), compared to the Company’s previous guidance of quarter-over-quarter growth between 5% and 8%.

•	Revenues from MMORPGs increased 45.1% year-over-year and 13.3% quarter-over-quarter to RMB874.6 million (US$128.0 million).

•	Revenues from casual games(2) increased 13.3% year-over-year and decreased 18.8% quarter-over-quarter to RMB97.1 million (US$14.2 million) due to seasonality.

•	Operating income increased 48.1% year-over-year and 8.3% quarter-over-quarter to RMB413.1 million (US$60.4 million).

•	Non-GAAP(3) net income increased 15.3% year-over-year and 2.4% quarter-over-quarter to RMB356.9 million (US$52.2 million). Non-GAAP earnings per diluted ADS were RMB5.14 (US$0.76), compared with RMB4.20 in the fourth quarter of 2007 and RMB4.78 in the third quarter of 2008.

•	Net income increased 17.1% year-over-year and 1.7% quarter-over-quarter to RMB342.7 million (US$50.1 million). Earnings per diluted ADS were RMB4.92 (US$0.72), compared with RMB3.98 in the fourth quarter of 2007 and RMB4.62 in the third quarter of 2008.

•	Active paying accounts (APA) for MMORPGs increased 13.5% quarter-over-quarter to 5.89 million. Average monthly revenue per active paying account (ARPU) for MMORPGs decreased 0.1% quarter-over-quarter to RMB49.5.

•	APA for casual games(2) decreased 15.2% quarter-over-quarter to 1.50 million. ARPU for casual games(2) decreased 4.3% quarter-over-quarter to RMB21.6.

Full Year 2008 Highlights(1)

•	Consolidated net revenues were RMB3,569.1 million (US$522.2 million), representing an increase of 44.7% from 2007.

•	Revenues from MMORPGs increased 46.1% year-over-year to RMB2,982.3 million (US$436.4 million).

•	Revenues from casual games(2) increased 33.8% year-over-year to RMB441.0 million (US$64.5 million).

•	Operating income was RMB1,442.3 million (US$211.0 million), representing an increase of 43.9% from 2007.

•	Non-GAAP(3) net income was RMB1,304.4 million (US$190.9 million), representing an increase of 26.4% from 2007. Non-GAAP earnings per diluted ADS were RMB18.04 (US$2.64), compared with RMB14.10 per diluted ADS in 2007.

•	Net income was RMB1,248.4 million (US$182.7 million), compared with net income of RMB1,396.1 million (including a net gain of RMB422.4 million from disposal of SINA shares) in 2007. Earnings per diluted ADS were RMB17.26 (US$2.52), compared with RMB19.08 per diluted ADS in 2007.

(1) The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB6.8346 to US$1.00 as published by the People’s Bank of China on December 31, 2008. The percentages stated in this press release are calculated based on the RMB amounts.
(2) Casual games include advanced casual games, online chess and board game platforms, and e-sports platform.
(3) Non-GAAP measures are disclosed below and reconciled to the corresponding GAAP measures in the section below titled “Non-GAAP Financial Measures”.

“Despite the global economic weakness, Shanda has achieved another quarter of record results to close out an outstanding year,” said Tianqiao Chen, Chairman and Chief Executive Officer of Shanda. “2008 was a prosperous year for Shanda as we achieved solid progress in expanding our content offerings, broadening our operational platform, and opening our resources to our partners. As we look ahead, we are confident that the breadth and depth of our business will lead to a continuous growth for the Company in 2009.”

Conference Call and Webcast Notice

Shanda will host a conference call at 8:00 p.m. on February 26, 2009 Eastern Standard Time (9:00 a.m. on February 27, 2009 Beijing/Hong Kong time), to present an overview of the Company’s financial performance and business operations. A live webcast of the conference call will be available on the Company’s corporate website at http://www.snda.com.

Fourth Quarter 2008 Financial Results(1)

Net Revenues. In the fourth quarter of 2008, Shanda reported net revenues of RMB1,015.2 million (US$148.5 million), breaking the RMB 1 billion mark and representing an increase of 42.1% from RMB714.2 million year-over-year and 8.4% from RMB936.5 million in the third quarter of 2008.

Online game revenues, including MMORPGs and casual games(2), were RMB971.7 million (US$142.2 million) in the fourth quarter of 2008, representing an increase of 41.2% from RMB688.4 million year-over-year and 9.0% from RMB891.5 million in the third quarter of 2008.

Revenues from MMORPGs in the fourth quarter of 2008 increased 45.1% year-over-year and 13.3% quarter-over-quarter to RMB874.6 million (US$128.0 million), accounting for 86.2% of total revenues. The sequential growth in MMORPG revenues was primarily driven by the continued release of expansion packs as well as newly launched games in the fourth quarter of 2008.

The number of APA for MMORPGs increased 13.5% sequentially to 5.89 million in the fourth quarter of 2008, primarily due to the Company’s continuous efforts to convert free players to paying users. ARPU for MMORPGs was RMB49.5 in the fourth quarter of 2008, compared with RMB49.6 in the third quarter of 2008.

Revenues from casual games(2) in the fourth quarter of 2008 increased 13.3% year-over-year and decreased 18.8% quarter-over-quarter to RMB97.1 million (US$14.2 million). The quarter-over-quarter decline in casual games(2) business was primarily due to a slower period in the fourth quarter following a seasonally strong third quarter.

The number of APA for casual games(2) decreased 15.2% sequentially to 1.50 million in the fourth quarter of 2008. ARPU for casual games(2) declined 4.3% sequentially to RMB21.6 in the fourth quarter of 2008.

Other revenues in the fourth quarter of 2008 increased 68.2% year-over-year and decreased 3.5% quarter-over-quarter to RMB43.5 million (US$6.3 million).

Gross Profit. Gross profit for the fourth quarter of 2008 was RMB731.7 million (US$107.1 million), representing a 52.7% increase from RMB479.3 million in the fourth quarter of 2007 and a 7.1% increase from RMB683.5 million in the third quarter of 2008. Gross margin was 72.1% in the fourth quarter of 2008, compared with 67.1% in the fourth quarter of 2007 and 73.0% in the third quarter of 2008.

Income from Operations. Operating income for the fourth quarter of 2008 was RMB413.1 million (US$60.4 million), representing a 48.1% increase from RMB278.9 million in the fourth quarter of 2007 and a 8.3% increase from RMB381.5 million in the third quarter of 2008. Operating margin was 40.7% in the fourth quarter of 2008, compared with 39.0% in the fourth quarter of 2007 and 40.7% in the third quarter of 2008.

Share-based compensation was RMB14.2 million (US$2.1 million) in the fourth quarter of 2008, compared with RMB17.0 million in the fourth quarter of 2007 and RMB11.3 million in the third quarter of 2008.

Non-Operating Income. Net non-operating income for the fourth quarter of 2008 was RMB22.6 million (US$3.4 million), compared with RMB37.5 million in the fourth quarter of 2007 and RMB48.9 million in the third quarter of 2008. The quarter-over-quarter difference was primarily due to a decrease in government financial incentives in the fourth quarter of 2008. Non-operating income contributed from government financial incentives amounted to RMB14.5 million (US$2.1 million) in the fourth quarter of 2008, compared with RMB14.2 million in the fourth quarter of 2007 and RMB40.6 million in the third quarter of 2008.

Income Tax Expense. Income tax expense for the fourth quarter of 2008 was RMB93.0 million (US$13.7 million), as compared with income tax expenses of RMB23.8 million in the fourth quarter of 2007 and RMB93.3 million in the third quarter of 2008.

Effective as of January 1, 2008, the Chinese government adopted a new income tax law that unified the enterprise income tax payable by domestic and foreign-invested enterprises at 25%. The Company’s subsidiaries and VIEs are at various stages of progress depending on the requirements of the different local tax authorities in recognition of qualification of the NEW/HIGH Technology Enterprises preferred tax treatment pursuant to “Working Guidelines for Assessment of New/High Technology Enterprises” issued by the Chinese tax authorities on July 8, 2008. In December 2008, government recognition of certain entities as technologically advanced enterprises was acknowledged by the local tax authority.  Accordingly, these entities were entitled to a preferential tax rate, which is effective retroactively to January 1, 2008. In addition, in the fourth quarter of 2008, the Company accrued a 5% withholding income tax in relation to certain dividends declared by the Company’s subsidiaries in China to its immediate holding company in Hong Kong. As a result, the Directors of the Company believe it is appropriate to report the Company’s income tax provision at the new statutory income tax rate of 25%, except for entities are still subject to tax holiday or other preferential income tax policies. The future tax benefits arising from the deductible temporary differences as of December 31, 2008 are recognized in the balance sheet to the extent it is considered recoverable upon management’s periodic assessment.

Net Income. Net income in the fourth quarter of 2008 was RMB342.7 million (US$50.1 million), compared with RMB292.6 million in the fourth quarter of 2007 and RMB337.1 million in the third quarter of 2008. Earnings per diluted ADS in the fourth quarter of 2008 were RMB4.92 (US$0.72), compared with RMB3.98 in the fourth quarter of 2007 and RMB4.62 in the third quarter of 2008.

Non-GAAP Net Income. Non-GAAP net income in the fourth quarter of 2008 was RMB356.9 million (US$52.2 million), an increase of 15.3% from RMB309.6 million in the fourth quarter of 2007 and an increase of 2.4% from RMB348.4 million in the third quarter of 2008. Non-GAAP earnings per diluted ADS in the fourth quarter of 2008 were RMB5.14 (US$0.76), compared with RMB4.20 in the fourth quarter of 2007 and RMB4.78 in the third quarter of 2008.

Share Repurchase Program. On December 30, 2008, our Board of Directors expanded the aggregate dollar value of outstanding ADSs that the Company may repurchase under its previously announced share repurchase program from $200 million to $300 million, including $175 million worth of outstanding ADSs the Company has agreed to repurchase pursuant to an accelerated share purchase program. As of December 31, 2008, Shanda had repurchased an aggregate of 4,610,366 ADSs. The Company continues to repurchase shares in accordance with the accelerated share purchase program.

Full Year 2008 Financial Results(1)

Net revenues for the full year 2008 were RMB3,569.1 million (US$522.2 million), representing an increase of 44.7% from RMB2,467.3 million in 2007.

Revenues from MMORPGs for the full year 2008 increased 46.1% year-over-year to RMB2,982.3 million (US$436.4 million), while revenues from casual games(2) increased 33.8% year-over-year to RMB441.0 million (US$64.5 million).

Gross profit for the full year 2008 increased 54.6% year-over-year to RMB2,567.3 million (US$375.6 million). Gross margin was up from 67.3% in 2007 to 71.9% in 2008.

Operating income for the full year 2008 increased 43.9% year-over-year to RMB1,442.3 million (US$211.0 million). Operating margin was 40.4% in 2008, compared with operating margin of 40.6% in 2007.

For the full year 2008, net income was RMB1,248.4 million (US$182.7 million), a decrease of 10.6% from RMB1,396.1 million in the full year 2007. The year-over-year decline in net income was primarily due to a recognition of RMB422.4 million capital gain from the disposal of SINA shares in 2007, as well as an increase of income tax expenses from RMB133.9 million in 2007 to RMB276.5 million (US$40.4 million) in 2008. Earnings per diluted ADS were RMB17.26 (US$2.52) for the full year 2008, compared with RMB19.08 per diluted ADS for the full year 2007.

Non-GAAP net income for the full year 2008 was RMB1,304.4 million (US$190.9 million), an increase of 26.4% from RMB1,032.0 million in the full year 2007. Non-GAAP earnings per diluted ADS were RMB18.04 (US$2.64) for the full year 2008, compared with RMB14.10 for the full year 2007.

Recent Business Highlights

On December 16, 2008, Shanda received a total of 8 awards at the 2008 Annual Conference of Chinese e-Game Industry.

On January 07, 2009, Shanda Literature (SDL) announced that former Minister Counselor of the Chinese Embassy in Singapore, Mr. Hongli Zhou, has joined SDL as its Chief Copyright Officer.

On January 13, 2009, Shanda announced that it has established a strategic cooperation with Kingsoft Corporation Limited (“Kingsoft”; SEHK: 3888) regarding JX Online World and JX Online II. Pursuant to the strategic cooperation, Shanda Games Limited will operate JX Online World, which Kingsoft will also continue to operate. In addition, Shanda Online Holdings Limited will open its unified platform to support the operation of JX Online II.

On January 22, 2009, Shanda and its affiliates received a total of 20 Golden Phoenix Awards at the 2008 China Game Industry Annual Conference, in recognition of Shanda’s outstanding contributions in the online game industry.

On January 23, 2009, Shanda Games Limited announced that Mr. Joe Zuo has joined the Company as a Partner of its “18 Fund”.

On February 12, 2009, Shanda Games Limited announced that it has implemented a cutting-edge technological solution that significantly improves server efficiency. As a result of the implementation, the cluster of servers required for the same number of game titles has been reduced.

On February 25, 2009, Shanda announced that it has established a strategic cooperation with Shanghai Storm Information Technology, Co., Ltd. regarding a 2.5D MMORPG Yuyan Online. Pursuant to the strategic cooperation, Shanda Games Limited will operate Yuyan Online, which Shanghai Storm will also continue to operate. In addition, Shanda Online Holdings Limited will open its unified platform to support the operation of the game.

*Please visit Shanda’s website (http://www.snda.com) for details about these and other announcements.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2008 is still in progress. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from the audited financial statements to this preliminary unaudited financial information relating to, for example, the Company’s income tax expenses. In addition, because management’s evaluation of the Company’s internal controls over financial reporting in connection with of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of the Company’s fiscal year of 2008.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted net income and adjusted earning per ADS, each of which is adjusted to exclude share-based compensation and the net gain from disposal of the Company’s stake in SINA. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and access the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the continuous growth of the Company, the introduction of expansion packs to existing titles, the introduction and timing of new MMORPG game titles and the introduction of new casual game titles, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games Shanda intends to release in 2009, the risk that such MMORPGs and casual games are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, the risk that the Company fails to deliver continuous growth in 2009, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, e-sports game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Contact

Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou, IR manager
Vivian Chen, IR manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)
	As of December 31,	As of December 31,
	2007	2008
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,985.2	3,550.4	519.5
Short-term investments	791.3	703.6	102.9
Marketable securities	11.2	33.9	5.0
Accounts receivable	32.2	35.8	5.2
Inventories	2.2	3.2	0.5
Deferred licensing fees and related costs	51.3	54.1	7.9
Prepayments and other current assets	68.0	190.2	27.8
Deferre Deferred tax assets	67.3	89.3	13.1

Total current assets	3,008.7	4,660.5	681.9

Investment in equity investees	8.5	61.2	9.0
Property, equipment and software	316.2	312.4	45.7
Intangible assets	314.1	476.3	69.7
Goodwill	606.2	590.3	86.3
Long-term deposits	56.3	50.4	7.4
Long-term prepayments	135.2	146.0	21.3
Long-term assets	234.4	136.0	19.9
Non-current deferred tax assets	83.1	34.7	5.1

Total assets	4,762.7	6,467.8	946.3

LIABILITIES
Current liabilities:
Accounts payable	48.6	54.5	8.0
Licensing fees payable	88.5	203.2	29.7
Taxes payable	127.5	112.5	16.5
Deferred revenue	408.6	513.8	75.2
Due to related parties	3.0	3.0	0.4
Other payables and accruals	191.6	349.9	51.2
Deferred tax liabilities	7.5	67.8	9.9

Total current liabilities	875.3	1,304.7	190.9

Non-current deferred tax liabilities	34.1	31.5	4.6
Non-current income tax liabilities	9.4	9.4	1.4
Long-term liabilities	4.2	1,196.9	175.0
Non-current deferred revenue	—	1.7	0.3

Total liabilities	923.0	2,544.2	372.2

Minority interests	216.3	288.8	42.3
Shareholders’ equity
Ordinary shares	12.0	11.4	1.7
Additional paid-in capital	1,614.4	1,230.2	180.0
Statutory reserves	147.7	183.8	26.9
Accumulated other comprehensive loss	-22.2	-133.7	-19.6
Retained earnings	1,871.5	2,343.1	342.8

Total shareholders’ equity	3,623.4	3,634.8	531.8

Total liabilities and shareholders’ equity	4,762.7	6,467.8	946.3

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the three months period ended,
	Dec 31,	Sep 30,	Dec 31,
	2007	2008	2008
	RMB	RMB	RMB	US$
Net revenues
MMORPG	602.6	771.8	874.6	128.0
Casual game	85.8	119.7	97.1	14.2
Others	25.8	45.0	43.5	6.3

Net revenues	714.2	936.5	1,015.2	148.5

Cost of services
Ongoing licensing fees for online games	-98.0	-121.0	-135.9	-19.9
Amortization of intangible assets	-30.7	-30.4	-31.6	-4.6
Server leasing and maintenance fees	-22.3	-25.5	-25.6	-3.7
Salary and benefits	-19.9	-24.1	-24.2	-3.5
Depreciation of property, equipment and software	-13.8	-14.2	-14.2	-2.1
Others	-50.2	-37.8	-52.0	-7.6

Total cost of services	-234.9	-253.0	-283.5	-41.4

Gross profit	479.3	683.5	731.7	107.1
Operating expenses:
Product development	-55.1	-65.0	-77.2	-11.4
Sales and marketing	-51.4	-87.6	-92.6	-13.6
General and administrative	-93.9	-149.4	-148.8	-21.7

Total operating expenses	-200.4	-302.0	-318.6	-46.7

Income from operations	278.9	381.5	413.1	60.4
Interest income	22.1	18.7	15.6	2.3
Amortization of convertible debt issuance cost	—	-0.7	-2.1	-0.3
Investment income	13.0	1.7	1.7	0.2
Other income(expenses), net	3.6	33.2	10.4	1.6

Income before income tax expenses, equity in loss of affiliates and minority interests	317.6	434.4	438.7	64.2
Income tax expense	-23.8	-93.3	-93.0	-13.7
Equity in (loss) gain of affiliates	-0.2	0.0	0.4	0.1
Minority interests	-1.0	-4.0	-3.4	-0.5

Net income	292.6	337.1	342.7	50.1

Earnings per share:
Basic	2.03	2.34	2.49	0.36
Diluted	1.99	2.31	2.46	0.36
Earnings per ADS:
Basic	4.06	4.68	4.98	0.72
Diluted	3.98	4.62	4.92	0.72
Weighted average ordinary shares outstanding:
Basic	144,427,380	144,252,052	137,563,925	137,563,925
Diluted	147,056,698	145,784,686	139,055,080	139,055,080
Weighted average ADS outstanding:
Basic	72,213,690	72,126,026	68,781,963	68,781,963
Diluted	73,528,349	72,892,343	69,527,540	69,527,540
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP income	309.6	348.4	356.9	52.2
Share-based compensation cost	-17.0	-11.3	-14.2	-2.1
Net income	292.6	337.1	342.7	50.1

Non-GAAP diluted earnings per ADS	4.20	4.78	5.14	0.76
Share-based compensation cost per ADS	-0.22	-0.16	-0.22	-0.04
Diluted earnings per ADS	3.98	4.62	4.92	0.72

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the year ended,
	December 31,	December 31,
	2007	2008
	RMB	RMB	US$
Net revenues
MMORPG	2,040.9	2,982.3	436.4
Casual game	329.7	441.0	64.5
Others	96.7	145.8	21.3

Total net revenues	2,467.3	3,569.1	522.2

Cost of services
Ongoing licensing fees for online games	-386.5	-473.6	-69.3
Amortization of intangible assets	-95.6	-110.3	-16.1
Server leasing and maintenance fees	-85.8	-98.2	-14.4
Salary and benefits	-65.9	-92.1	-13.5
Depreciation of property, equipment and software	-55.2	-55.9	-8.2
Others	-118.1	-171.7	-25.1

Total cost of services	-807.1	-1,001.8	-146.6

Gross profit	1,660.2	2,567.3	375.6
Operating expenses
Product development	-163.5	-274.6	-40.2
Sales and marketing	-179.7	-318.0	-46.5
General and administrative	-315.0	-532.4	-77.9
Total operating expenses	-658.2	-1,125.0	-164.6

Income from operations	1,002.0	1,442.3	211.0
Interest income	65.8	72.6	10.6
Amortization of convertible debt issuance cost	-13.1	-2.9	-0.4
Investment income	469.8	8.2	1.2
Other income, net	28.0	17.2	2.5

Income before income tax expenses, equity in loss of affiliates and minority interests	1,552.5	1,537.4	224.9
Income tax expenses	-133.9	-276.5	-40.4
Equity in loss of affiliates	-15.5	-0.3	-0.0
Minority interests	-7.0	-12.2	-1.8

Net income	1,396.1	1,248.4	182.7

Earnings per share:
Basic	9.74	8.73	1.28
Diluted	9.54	8.63	1.26
Earnings per ADS:
Basic	19.48	17.46	2.56
Diluted	19.08	17.26	2.52
Weighted average ordinary shares outstanding:
Basic	143,340,207	142,991,542	142,991,542
Diluted	146,286,519	144,674,902	144,674,902
Weighted average ADS outstanding:
Basic	71,670,104	71,495,771	71,495,771
Diluted	73,143,259	72,337,451	72,337,451
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP income	1,032.0	1,304.4	190.9
Net gain from disposal of Sina’s Stake	422.4	—	—
Share-based compensation cost	-58.3	-56.0	-8.2
Net income	1,396.1	1,248.4	182.7

Non-GAAP diluted earnings per ADS	14.10	18.04	2.64
Net gain from disposal of Sina’s Stake per ADS	5.78	—	—
Share-based compensation cost per ADS	-0.80	-0.78	-0.12
Diluted earnings per ADS	19.08	17.26	2.52